Exhibit 99.1

PRESS RELEASE

GENESEE & WYOMING INC. TO BE ACQUIRED BY BROOKFIELD

INFRASTRUCTURE AND GIC IN $8.4 BILLION TRANSACTION

•	Genesee & Wyoming Inc. stockholders to receive $112 in cash per share of common stock

•	The price represents a premium of 39.5% to G&W’s unaffected per share price on March 8, 2019, the day prior to initial media speculation of a potential transaction

•	Brookfield Infrastructure and GIC will be acquiring a North American rail business with significant scale

•	The transaction has received the unanimous approval of G&W’s Board of Directors and is subject to approval by G&W’s stockholders

DARIEN, Conn. - (BUSINESS WIRE) - July 1, 2019 – Genesee & Wyoming Inc. (NYSE:GWR) (“G&W”), together with Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN), GIC and Brookfield Infrastructure’s institutional partners (together referred to as the “Consortium”), are announcing an agreement pursuant to which affiliates of Brookfield Infrastructure and GIC will acquire G&W in a transaction valued at approximately $8.4 billion including debt (the “Transaction”). The Transaction will result in G&W becoming a privately held company. Under the new ownership, G&W will continue to focus on world class safety and outstanding service, while pursuing the company’s strategic goals.

G&W owns a portfolio of 120 short line railroads, predominantly in North America, with operations in Europe and Australia. Through its subsidiaries worldwide, the business provides transportation infrastructure services over more than 26,000 kilometers of track, providing access to its well-diversified customer base.

“We believe this transaction is an excellent outcome for all G&W stakeholders,” said Jack Hellmann, G&W Chairman and Chief Executive Officer. “For our current stockholders, the sale price realizes significant value and represents a 39.5% premium to our March 8th share price. And for long-term investors who have owned our shares for the past two decades, the sale price represents a return of more than 5,400%.”

“For our customers, employees, and Class I partners, the long-term investment horizon of Brookfield Infrastructure and GIC as seasoned infrastructure investors is perfectly aligned with the long lives of G&W railroad assets, which are integral to the local economies that we serve in North America and around the world,” Hellmann continued. “They are also fully supportive of our business plan, which will continue to be focused on safety, customer service, and growing our footprint to provide more opportunity for our people. We also expect this transaction will allow us to further enhance our business as we benefit from Brookfield Infrastructure/GIC’s expertise in real estate and technology, as well as relationships with their rail-centric/complementary portfolio companies.”

“This is a rare opportunity to acquire a large-scale transport infrastructure business in North America,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “G&W will be a significant addition to our global rail platform and will expand our presence in this sector to four continents. G&W provides critical transportation services to more than 3,000 customers, and its cash flows have proven to be highly resilient over many years. Brookfield Infrastructure is well suited to work with the company to continue to improve the business, given our significant experience owning and operating rail, ports and other large scale, transportation infrastructure businesses.”

Ang Eng Seng, Chief Investment Officer for Infrastructure at GIC, said, “As a long-term investor, GIC is confident G&W will continue to generate steady profitability, given its diversified operations and customer base. We look forward to partnering with G&W’s management and Brookfield Infrastructure to support the future growth of the company.”

Transaction Details

Pursuant to the agreement, each issued and outstanding share of G&W will be converted into the right to receive $112 per share in cash. The Transaction price of $112 per share of G&W common stock represents a 39.5% premium to the unaffected per share price of $80.28 on March 8, 2019, the day prior to initial media speculation of a potential transaction.

The Transaction is expected to close by year end or early 2020 and is subject to customary closing conditions, including approval by G&W stockholders holding 66 2/3% of the outstanding common stock, required regulatory approvals that include approval by the Committee on Foreign Investment in the United States, the U.S. Surface Transportation Board, and certain competition and antitrust approvals.

Due to the pending sale, G&W will cease reporting monthly carloads and will not hold a conference call for its second quarter 2019 financial results. G&W expects to file its second quarter 2019 10-Q by close of business on August 9, 2019.

Funding

Brookfield Infrastructure’s investment will be approximately $500 million of equity. The remainder of the business will be owned by Brookfield Infrastructure’s institutional partners and GIC. Brookfield Infrastructure’s investment will be funded from existing liquidity which totaled approximately $1.9 billion at June 30, 2019.

Advisors

Citigroup Global Markets Inc. is serving as financial advisor to the Consortium. White & Case LLP is serving as lead legal advisor to the Consortium, along with McCarthy Tétrault LLP, Gilbert + Tobin and Steptoe & Johnson LLP who are also serving as legal advisors to the Consortium. Torys LLP is serving as legal advisor to Brookfield Infrastructure and Sidley Austin LLP is serving as legal advisor to GIC. Financing for the Consortium will be led by a syndicate of banks including Credit Suisse, Wells Fargo Securities, LLC, Citigroup Global Markets Inc. and RBC Capital Markets.

BofA Merrill Lynch and Morgan Stanley & Co LLC served as financial advisors to G&W. Simpson Thacher & Bartlett LLP, as well as Addleshaw Goodard LLP, Allens, Clark Hill PLC, Macfarlanes LLP and Stikeman Elliott LLP served as legal advisors to G&W. In addition, Wachtell, Lipton, Rosen & Katz served as counsel to G&W’s board of directors.

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Genesee & Wyoming Inc. (G&W) owns or leases 120 freight railroads organized in eight locally managed operating regions with approximately 8,000 employees serving 3,000 customers.

•	G&W’s six North American regions serve 41 U.S. states and four Canadian provinces and include 114 short line and regional freight railroads with more than 13,000 track-miles.

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G&W’s Australia Region serves New South Wales, the Northern Territory and South Australia and operates the 1,400-mile Tarcoola-to-Darwin rail line. The Australia Region is 51.1% owned by G&W and 48.9% owned by a consortium of funds and clients managed by Macquarie Infrastructure and Real Assets.

•	G&W’s UK/Europe Region includes the U.K.’s largest rail maritime intermodal operator and second-largest freight rail provider, as well as regional rail services in Continental Europe.

G&W subsidiaries and joint ventures also provide rail service at more than 40 major ports, rail-ferry service between the U.S. Southeast and Mexico, transload services, contract coal loading, and industrial railcar switching and repair.

For more information, visit gwrr.com.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $365 billion of assets under management. For more information, go to www.brookfield.com

GIC is a leading global investment firm established in 1981 to manage Singapore’s foreign reserves. As a disciplined long-term value investor, GIC is uniquely positioned for investments across a wide range of asset classes, including equities, fixed income, private equity, real estate and infrastructure. In infrastructure, GIC’s primary strategy is to invest directly in operating assets with a high degree of cash flow visibility and which provide a hedge against inflation. GIC has investments in over 40 countries. Headquartered in Singapore, GIC employs over 1,500 people across 10 offices in key financial cities worldwide. For more information on GIC, please visit www.gic.com.sg or LinkedIn.

For more information, please contact:

Media – G&W: Michael Williams Vice President, Corporate Communications Tel: (203) 202-8916 Email: mwilliams@gwrr.com	Investors – G&W: T.J. Gallagher Chief Financial Officer Tel: (203) 202-8904 Email: tjgallagher@gwrr.com

Media – Brookfield: Suzanne Fleming Managing Partner, Communications Tel: (212) 471-2421 Email: suzanne.fleming@brookfield.com	Investors – Brookfield: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Media – GIC: Mah Lay Choon Senior Vice President Corporate Affairs & Communications Tel: (+65) 6889 6841 Email: mahlaychoon@gic.com.sg	Wendy Wong Senior Vice President Corporate Affairs & Communications Tel: (+65) 6889 6928 Email: wendywong@gic.com.sg

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and businesses of G&W and Brookfield

Infrastructure. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. G&W and Brookfield Infrastructure caution readers of this communication that such “forward looking statements,” including without limitation, those relating to G&W’s and Brookfield Infrastructure’s respective future business prospects, revenue, working capital, liquidity, capital needs, interest costs and income, wherever they occur in this communication or in other statements attributable to G&W or Brookfield Infrastructure, as applicable, are necessarily estimates reflecting the judgment of G&W’s or Brookfield Infrastructure’s, as applicable, senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the “forward looking statements.”

Factors that could cause G&W’s or Brookfield Infrastructure’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the proposed merger due to the failure to obtain stockholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; risks related to disruption of management’s attention from G&W’s ongoing business operations due to the transaction; the effect of the announcement of the proposed merger on G&W’s relationships with its customers, operating results and business generally; the risk that the proposed merger will not be consummated in a timely manner; exceeding the expected costs of the merger; risks related to the operation of G&W’s railroads; severe weather conditions and other natural occurrences, which could result in shutdowns, derailments, railroad network and port congestion or other substantial disruption of operations; customer demand and changes in G&W’s operations or loss of important customers; exposure to the credit risk of customers and counterparties; changes in commodity prices; consummation and integration of acquisitions; economic, political and industry conditions, including employee strikes or work stoppages; retention and contract continuation; legislative and regulatory developments, including changes in environmental and other laws and regulations to which G&W or its customers are subject; increased competition in relevant markets; funding needs and financing sources, including G&W’s ability to obtain government funding for capital projects; international complexities of operations, currency fluctuations, finance, tax and decentralized management; challenges of managing rapid growth, including retention and development of senior leadership; unpredictability of fuel costs; susceptibility to and outcome of various legal claims, lawsuits and arbitrations; increase in, or volatility associated with, expenses related to estimated claims, self-insured retention amounts and insurance coverage limits; consummation of new business opportunities; decrease in revenues and/or increase in costs and expenses; susceptibility to the risks of doing business in foreign countries; uncertainties arising from a referendum in which voters in the United Kingdom (U.K.) approved an exit from the European Union (E.U.), commonly referred to as Brexit; G&W’s ability to integrate acquired businesses successfully or to realize the expected synergies associated with acquisitions; risks associated with G&W’s substantial indebtedness; failure to maintain satisfactory working relationships with partners in Australia; failure to maintain an effective system of internal control over financial reporting as well as disclosure controls and procedures and other risks.

For a more detailed discussion of these factors, see the information under the caption “Risk Factors” in G&W’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in G&W’s most recent Annual Report on Form 10-K filed on February 26, 2019, and under the caption “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F filed on February 28, 2019.

G&W’s and Brookfield Infrastructure’s forward-looking statements speak only as of the date of this communication or as of the date they are made. Each of G&W and Brookfield Infrastructure disclaims any intent or obligation to update any “forward looking statement” made in this communication to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required to do so by applicable laws. The inclusion of any statement in this communication does not constitute an admission by G&W, Brookfield Infrastructure or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This filing may be deemed solicitation material in respect of the proposed acquisition of G&W by Brookfield and GIC. In connection with the proposed merger transaction, G&W will file with the SEC and furnish to G&W’s stockholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. Stockholders are urged to read the proxy statement when it becomes available and any other documents to be filed with the SEC in connection with the proposed merger or incorporated by reference in the proxy statement because they will contain important information about the proposed merger.

Investors will be able to obtain free of charge the proxy statement and other documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, the proxy statement and G&W’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through G&W’s website at www.gwrr.com, and Brookfield Infrastructure’s annual reports on Form 20-F, reports on Form 6-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through Brookfield Infrastructure’s website at https://bip.brookfield.com/, in each case, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

The directors, executive officers and certain other members of management and employees of G&W may be deemed “participants” in the solicitation of proxies from stockholders of G&W in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of G&W in connection with the proposed merger will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. You can find information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its definitive proxy statement filed with the SEC on Schedule 14A on April 8, 2019.